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                                                                   Exhibit 99.1

[AEGON LOGO]
                                                                        575980
                                                                 PRESS RELEASE

RESULTS BASED ON US ACCOUNTING PRINCIPLES

The consolidated financial statements of AEGON N.V. have been prepared in accordance with Dutch accounting principles. This release and its attachment contain a summary of the effect on AEGON's shareholders' equity and net income of the application of US GAAP, which differ in certain respects from those generally accepted in the Netherlands (Dutch accounting principles). The information contained herein does not affect the results published on 6 March 2003.

In 2002, net income in accordance with Dutch accounting principles was EUR 1,547 million while net income in accordance with US GAAP was a loss of EUR 2,230 million. The largest part of the difference is explained by:

Impairment on shares
--------------------

Under DAP, AEGON held a positive revaluation account at December 31, 2002 of EUR 2,598 million. This is after a charge of EUR 1,057 million (2001: EUR 36 million) reflecting impairment losses on shares due to an other than temporary decline in market value. Under US GAAP these impairment losses are charged to net income.

Change in treatment of goodwill
-------------------------------

Effective January 1, 2002 under US GAAP (SFAS 142) goodwill is no longer amortized but is tested for impairment annually. In accordance with the transitional rules of SFAS 142, an impairment charge of EUR 1,295 million was recorded during the first six months of 2002, primarily related to the Transamerica non-insurance business (refer to Form 6-K). This is in accordance with the estimate already given in the 2001 Form 20-F.

The total charge in 2002 for goodwill impairment under US GAAP amounted to EUR 1,965 million (2001: EUR 496 million amortized). The impairment of EUR 670 million in the second half of 2002 pertains to the AEGON USA insurance operations. The goodwill write-offs were already taken against shareholders' equity in 2000 for the Transamerica Finance Corporation and in 1999 for the AEGON USA insurance operations.

For an overview refer to the attached Information based on US Accounting Principles as has been published by AEGON since 1986. On March 29 AEGON's 2002 Annual Report will be available on the company's website (www.aegon.com).
                                                          -------------
Disclaimer
----------

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

o changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;
o changes in the performance of financial markets, including emerging markets, including:
     - the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
     - the effects of corporate bankruptcies and/or accounting restatements (such as Enron and WorldCom) on the financial markets and the resulting decline in value of equity and debt securities we hold;
o    the frequency and severity of insured loss events;
o changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
o    changes affecting interest rate levels;
o changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;
o increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;
o changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
o regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o    acts of God, acts of terrorism and acts of war;
o    changes in the policies of central banks and/or foreign governments;
o    customer responsiveness to both new products and distribution channels;
o competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and
o our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, March 26, 2003
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Inquiries:
AEGON N.V.
Group Communications                             Investor Relations
Phone : +31 (0)70 344 83 44                      NL  +31 (0)70 344 83 05
                                                 USA +1 410 576 45 77
Web site: www.aegon.com
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Information based on US Accounting Principles

The consolidated financial statements of AEGON N.V. have been prepared in accordance with Dutch accounting principles which differ in certain respects from those generally accepted in the United States (US GAAP). The following information is a summary of the effect on the Group's shareholders' equity and net income of the application of US GAAP, which is in further detail included in the Form 20-F report filed with the Securities and Exchange Commission. This report is as usual available on request, free of charge, and can also be retrieved from the EDGAR database of the SEC at www.sec.gov and via
                                                -----------
www.aegon.com.
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

                                                                      Shareholders'
                                                                             equity
                                                                       December 31,                      Net income
                                                                       ------------                      ----------
Amounts in EUR millions                                              2002      2001       2002      2001       2000
-----------------------                                              ----      ----       ----      ----       ----

Amounts in accordance with Dutch accounting principles             14,231    15,923      1,547     2,397      2,066

Real estate                                                          -804      -847        -48       -61        -59
    The Netherlands:  appraisal value
    United States:    cost less depreciation

Debt securities                                                     3,411       933          -         -          -
    The Netherlands:  amortized cost for bonds and private
                      placements
    United States:    market value

Goodwill                                                            3,372     5,918     -1,965      -496       -433
    The Netherlands:  charged to shareholders' equity
    United States:    capitalized and tested for impairment.
                      Before 2002 capitalized and amortized
                      over various periods not exceeding 20 years

Technical provisions (including deferred policy acquisition costs)   -999       689       -155       -96        -34
    The Netherlands:  calculated on recent assumptions
    United States:    calculated on assumptions when the
                      policy was issued or on recent
                      assumptions

Realized gains and losses on bonds and private placements             245       189          8       276       -348
    The Netherlands:  deferred and released to income over the estimated average remaining maturity term
    United States:    recognized as income when realized

Realized gains and losses on shares and real estate                     -         -     -2,251    -1,160        999
    The Netherlands:  added to the revaluation account.
                      From this reserve amounts are released to
                      income, so that together with the direct
                      yield, a 30 year moving average total
                      rate of return is recognized.
    United States:    recognized as income when realized
                                                                   ------    ------     ------    ------     ------
Carried forward                                                    19,456    22,805     -2,864       860      2,191




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

                                                                      Shareholders'
                                                                             equity
                                                                       December 31,                      Net Income
                                                                       ------------                      ----------
In EUR millions                                                      2002      2001       2002      2001       2000
---------------                                                      ----      ----       ----      ----       ----

Brought forward                                                    19,456    22,805     -2,864       860      2,191

Deferred taxation (including taxation on US GAAP adjustments)      -1,140      -934        123       418        155
    The Netherlands:  calculated using discounted tax rates
    United States:    calculated using nominal tax rates

Derivatives                                                          -750      -377        182      -236          -
    The Netherlands : recognized in same period and likewise
                      as related investments and debt
    United States:    valued at market value, with changes
                      included in earnings, except when hedge
                      accounting is applied

Balance of other items                                                -12      -825        329      -410        242
    Certain expenses are recorded in different periods on the
    two bases of accounting.
                                                                   ------    ------     ------    ------     ------
Amounts in accordance with US GAAP                                 17,554    20,669     -2,230       632      2,588


Net income in accordance with US GAAP                                                   -2,230       632      2,588
Other comprehensive income, net of tax:
Foreign currency translation adjustments                                                -2,692       701        659
Unrealized gains (losses) on available for sale securities
during the period                                                                         -673      -621        212
Reclassification adjustment for (gains) losses included in net income                    1,193       377       -821
Cumulative effect of accounting change of adopting FAS 133                                   -        49          -
                                                                                        ------    ------     ------
Comprehensive income in accordance with US GAAP                                         -4,402     1,138      2,638


In 2002 major differences between amounts on Dutch accounting principles and those on US GAAP compared to the amounts of prior years are explained as follows:

The goodwill amortization in 2002 primarily reflects impairments for Transamerica Finance Corporation (EUR 1,234 million) and AEGON USA insurance operations.

Realized and unrealized gains and losses by their nature can show large fluctuations. Included in realized gains and losses on shares and real estate are EUR 1,057 million (2001: EUR 36 million and 2000: nil) impairment losses due to an other than temporary decline in market value and the reversal of the indirect return of EUR 758 million (2001: EUR 723 million and 2000: EUR 595 million).

An EUR 318 million loss on the total return swaps has been included in 2002 net income on the line derivatives. The balance of other items includes the effect of the sale of Mexico which under DAP has been reported in 2001. In 2000 the result of the sale of Labouchere and of other divestitures has been included in the balance of other items.

Comprehensive income is the change in shareholders' equity during the year from transactions and other events and circumstances from non-owner sources. It includes all changes in shareholders' equity during the year except those resulting from investments by owners and distributions to owners.